Centillium Communications, Inc.
255 Fourier Avenue
Fremont, CA 94539-7828

IMPORTANT REMINDER TO VOTE YOUR PROXY

October 15, 2008

Dear Fellow Stockholder:

Our records indicate your vote on the previously announced merger with TranSwitch Corporation has not yet been received. The Special Meeting of Stockholders of Centillium will be held at our headquarters at 255 Fourier Avenue, Fremont, California on Friday, October 24, 2008, at 9:00 a.m. local time. <u>Please take a moment right now to ensure that your shares are represented at this important meeting.</u>

I am pleased to announce that the ***three leading independent proxy advisory firms agree with our Board of Directors in finding that the merger with TranSwitch is in the best interest of Centillium stockholders.*** RiskMetrics, Glass Lewis & Co. and PROXY Governance, Inc., which provide proxy voting advisory services to thousands of institutional shareholders, have now all recommended that Centillium's stockholders vote for the transaction.

In its report recommending the merger with TranSwitch, RiskMetrics concluded, ***"Based on our review of the terms of the transaction and the factors described above, in particular the reasonable premium and strategic process, we believe that the merger agreement warrants shareholder support."***

Glass Lewis & Co noted that, ***"The board conducted an extensive strategic review and held discussions with multiple interested parties. The proposed consideration is financially fair relative to similar precedent transactions, the equity premium is significant, and shareholders will hold an interest in the enlarged company which has greater growth opportunities relative to Centillium on a stand-alone basis."***

PROXY Governance concluded that, ***"shareholders would be best served by supporting this proposal" and in doing so recognized that, "….the offer itself represented a significant premium to pre-announcement trading prices, the market responded strongly to the initial news of the deal, and no additional bidders have emerged in the three months since the deal was announced."***

The board and I are very pleased that all three leading independent proxy advisors endorse our proposed merger with TranSwitch. Their united front confirms our conviction that the merger offers the best value to Centillium stockholders and that all stockholders should vote FOR the merger.

In the proposed merger, shares of Centillium common stock will be converted into the right to acquire a proportionate share of the aggregate merger consideration of $15 million in cash without interest and 25 million shares of TranSwitch common stock.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY BY PHONE, INTERNET OR BY COMPLETING AND MAILING THE ENCLOSED PROXY CARD.

In order to ensure that you have an opportunity to vote, no matter how few or how many shares you may own, we are enclosing an additional proxy card that will allow you to exercise your rights as a stockholder. In order for the merger to be approved, the affirmative support of a majority of the outstanding shares as of the record date is required. *If you do nothing, it is the equivalent of voting no.*

Please vote today by telephone or by Internet pursuant to the instructions enclosed. Remember – every share and every vote counts! Alternatively, you may sign, date and mail your proxy card in the envelope provided. Stockholders of record as of the close of business on August 25, 2008, will be entitled to vote at the special meeting. If you have any questions, please call MacKenzie Partners, Inc., toll-free at (800) 322-2885 or collect at (212) 929-5500.

We appreciate your support over the years, and would be happy to talk with you further about the transaction and why we are so excited about the future success of the combined companies.

Thank you in advance for voting promptly.

Sincerely,

Faraj Aalaei
Co-Founder and Chief Executive Officer